Real Goods Solar, Inc.

833 West South Boulder Road

Louisville, Colorado 80027

November 27, 2013

VIA EDGAR

Pamela A. Long

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Real Goods Solar, Inc.
Registration Statement on Form S-4 (File No. 333-191065)

Dear Ms. Long:

On behalf of Real Goods Solar, Inc. (the “Company”), I hereby request acceleration of the effective date of the above-referenced registration statement to November 27, 2013 at 12:00 pm (Eastern Time), or as soon as practicable thereafter.

In connection with our request for acceleration, the Company hereby acknowledges the following:

(a) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(b) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me. Thank you.

Very truly yours,

/s/ Anthony DiPaolo

Anthony DiPaolo

Chief Financial Officer